EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-08613, 333-69506, 333-110728, 333-137274, 333-152765, 333-174670, 333-177030, 333-196393, 333-206111 and 333-212412 on Form S-8 of our reports dated February 28, 2019, relating to the consolidated financial statements and financial statement schedule of ANSYS, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in 2018 due to the adoption of the new revenue standard), and the effectiveness of ANSYS, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of ANSYS, Inc. and subsidiaries for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
February 28, 2019